SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K /A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 01, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS AGENDA

Company Information
Name	Brasil Telecom Participações S.A.
Headquarters Address	SIA/Sul – ASP – Lote D, Bloco B – Brasília, DF, Brazil
Website	www.brasiltelecom.com.br
Investor Relations Officer	Name: Charles Laganá Putz E-mail: ri@brasiltelecom.com.br Phone #: (55 61) 3415-1140 Fax #: (55 61) 3415-1315
Newspapers for Company Releases	Valor Econômico (national edition) Correio Braziliense (Brasília) Diário Oficial da União
Annual Financial Statements, including MD&A, relative to December 31, 2006.
Event	Date
Available to shareholders	03/02/2007
Publishing in newspapers	03/02/2007
Filing with Bovespa	03/02/2007
Annual Financial Statements to CVM – DFP, relative to December 31, 2006.
Event	Date
Filing with Bovespa	03/02/2007
Dividends and Interest on Shareholders’ Equity, relative to December 31, 2006
Type	Event – Date	Amount (R$ million)	R$/1,000 shares (Gross)		Date of Payment
			Common	Preferred
Interest on Shareholders’ Equity	Board of Directors’ Meeting – 06/28/2006	185.3	0.511188752	0.511088752	To be defined
Interest on Shareholders’ Equity	Board of Directors’ Meeting – 12/14/2006	228.1	0.629261492	0.629261492	To be defined
Dividends	Board of Directors’ Meeting – 02/27/2006	36.6	0.100888927	0.100888927	To be defined
The dividends that were provisioned by the Company integrate the proposal for the Destination of Results to be submitted for the approval of the General Shareholders’ Meeting.

Annual Information to CVM – IAN, relative to December 31, 2006.
Event	Date
Filing with Bovespa	05/10/2007

Quarterly Press Release Information
Event	Date
Filing with Bovespa • Fourth quarter 2006 • First quarter 2007 • Second quarter 2007 • Third quarter 2007	01/30/2007 05/15/2007 08/14/2007 11/14/2007

Quarterly Information to CVM – ITR
Event	Date
Filing with Bovespa • First quarter 2006 • Second quarter 2006 • Third quarter 2006	05/15/2007 08/14/2007 11/14/2007

General Shareholders’ Meeting
Event
Publishing of Summons Notice Jornal de Brasília and Valor Econômico Diário Oficial da União	March 9,10 and 11, 2007 March 9,12 and 13, 2007
Filing of Summons Notice with Bovespa	03/09/2007
General Shareholders’ Meeting	04/10/2007
Filing of the minutes with Bovespa	04/10/2007
Extraordinary Shareholders’ Meetings already scheduled
Event	Date
Publishing of Summons Notice Jornal de Brasília and Valor Econômico Diário Oficial da União	March 9,10 and 11, 2007 March 9,12 and 13, 2007
Filing of Summons Notice with Bovespa	03/09/2007
Extraordinary Shareholders’ Meeting	04/10/2007
Filing of the minutes with Bovespa	04/10/2007
Event	Date
APIMEC - Investor's Meeting (São Paulo, Brazil)	03/15/2007

Board of Directors’ Meetings already scheduled
Event	Date
Date of the meeting
- Deliberate on the Senior Management’s proposal for the declaration of Interest on Own Capital (Juros Sobre Capital Próprio – JsCP) for the fiscal year of 2007; and
- Deliberate on the update of the feasibility study for the payment of deferred tax credits assets, in compliance with CVM (Brazilian Securities and Exchange Commission) Instruction 371, dated 06/27/2002.
01/30/2007
Filing of the minutes with Bovespa	01/30/2007
Event	Date
Date of the meeting
- Summoning of Ordinary and Extraordinary General Shareholders’ Meeting;
- Summoning of Extraordinary General Shareholders’ Meeting;
- Revision of the By-Laws, according to the Management’s Proposal;
- Take a position on the Management Report, the Management’s Accounts and the Financial Statements for the fiscal year ended in December 31, 2006;
- Take a position on the Destination of the Company’s Results and the Distribution of Dividends associated to the fiscal year ended on December 31, 2006
- Take a position on the Proposal for the Global Amount for the Compensation of the Company’s Management, to be submitted to the Shareholders’ Meeting	02/27/2007
Filing of the minutes with Bovespa	02/28/2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.